September 29, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Inessa Kessman
   Robert Littlepage

Re: Telecom Argentina SA Form 20-F for the Fiscal Year Ended December 31, 2022 File No. 001-13464

Dear Ms. Kessman and Mr. Littlepage,

By letter dated August 31, 2023, you provided certain comments on the annual report on Form 20-F of Telecom Argentina S.A. (the “Company,” “Telecom” or “we”) for the year ended December 31, 2022 (the “2022 Form 20-F”). This letter sets forth our responses to these comments. For your convenience, we have reproduced the comments below in italics and have provided responses immediately below each comment.

Comment 1: Operating and Financial Review and Prospects (A.1) 2022 Compared to 2021, page 75

1. On page 75 you disclose and discuss Adjusted EBTIDA before the comparable IFRS measure. In future filings please disclose and discuss the comparable IFRS measure, net income (loss), with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. Please apply this comment to all future filings where a Non-IFRS measure is presented, including Form 6-K's showing earnings results for your quarters.

Response:

The Company acknowledges the Staff’s comment, and in response, the Company respectfully advises the Staff that it proposes to make the requested changes in future filings on Form 20-F and current reports on Form 6-Ks. To illustrate, please refer to the table and paragraphs below:

	Year ended December 31,
	2022	2021	Total Change

	(P$ million)%			(P$ million)
Revenues	729,182	828,831	(12.0)	(99,649)
Operating costs (without depreciation, amortization and impairment of fixed assets)	(528,802)	(570,210)	(7.3)	41,408
~~Adjusted EBITDA(1)~~	~~200,380~~	~~258,621~~	~~(22.5 )~~	~~(58,241 )~~
Depreciation, amortization and impairment of fixed assets	(495,321)	(264,050)	87.6	(231,271)
Operating loss	(294,941)	(5,429)	N/A	(289,512)
Earnings from associates	819	770	6.4	49
Debt financial expenses	29,744	55,906	(46.8)	(26,162)
Other financial results, net	32,234	33,015	(2.4)	(781)
Income tax benefit (expense)	26,504	(64,900)	N/A	91,404
Net (loss) income	(205,640)	19,362	N/A	(225,002)

Net (loss) income attributable to:
Telecom Argentina (Controlling Company)	(207,833)	16,878	N/A	(224,711)
Non-controlling interest	2,193	2,484	(11.7)	(291)
Adjusted EBITDA(1)	200,380	258,621	(22.5)	(58,241)

(1)	Adjusted EBITDA is a non-GAAP measure~~. See the purpose of use of adjusted EBITDA and reconciliation of~~, defined as our net (loss)~~/~~ income ~~to adjusted EBITDA in section “~~less income taxes, financial results, earnings (losses) from associates, depreciation, amortization and impairment of fixed assets. For further information on the use of adjusted EBITDA, see “Item 5— Operating and Financial Review and Prospects—Adjusted EBITDA~~.~~”.

In 2022, ~~Adjusted EBITDA totaled P$200,380 million, representing 27.5% of consolidated revenues. Depreciation and amortization totaled P$495,321 million (which includes the effect of goodwill impairment for P$243,900 million). Consequently, the operating loss for 2022 amounted to P$294,941~~net loss amounted to P$205,640 million, representing (28.2%) of consolidated revenues. The decrease in 2022 compared to 2021 was mainly due to a decrease in consolidated revenues of P$99,649 million, an increase in impairment of fixed assets of P$243,634 million, and a decrease in financial results, net of P$26,943 million, which were partially offset by a decrease in operating cost (without depreciation, amortization and impairment of fixed assets) of P$41,408 million, as well as a decrease in income tax expense of P$91,404 million.

In 2022, ~~net loss amounted to P$205,640 million. Additionally, financial results, net amounted to P$61,978 million and income tax benefit amounted to P$26,504~~Adjusted EBITDA totaled P$200,380 million, representing 27.5% of consolidated revenues. The decrease in 2022 compared to 2021 was mainly due to a decrease in consolidated revenues of P$99,649 million, partially offset by the decrease in operating cost (without depreciation, amortization and impairment of fixed assets) of P$41,408 million.

Comment 2: Operating and Financial Review and Prospects (A.1) 2022 Compared to 2021

2. On pages 76 to 79 you attribute fluctuations in revenue to decreases in ARPU and changes in the number of customers. In future filings please also discuss the underlying reason for the decrease or increase in ARPU and the number of customers. We refer to guidance in Item 5 of Form 20-F. Provide us with your proposed future disclosure.

Response:

The Company acknowledges the Staff’s comment, and in response, it respectfully advises the Staff that, in future filings on Form 20-F, the Company will disclose in greater detail the increases or decreases of ARPU and number of customers that affect the Company’s revenues. Below is an illustration of the disclosures that the Company will include in our future filings on Form 20-F (pages 76-79 of the 2022 Form 20-F):

Mobile Services

Mobile services revenues in 2022 amounted to P$293,112 million (a decrease of P$20,760 million or 6.6% as compared to 2021), being the principal contributor to our total services revenues for 2022 (43.1% of consolidated services revenues in 2022 as compared to 40.7% in 2021).

The effect generated by the restatement in current currency as of December 31, 2022 included in Mobile services revenues amounted to P$75,949 million and P$178,426 million in 2022 and 2021, respectively.

Mobile services revenues in Argentina amounted to P$268,035 million (a decrease of P$13,291 million as compared to 2021)~~, due to a decrease of~~. Mobile internet services revenues represented 86% and 75% of the mobile services revenues as of December 31, 2022 and 2021, respectively. This decrease was mainly due to 8.3% decrease in the ARPU, partially offset by ~~an increase of~~a 0.6% increase in the number of customers.

~~Personal’s mobile customers amount to 20.2 million and 20.1 million as of December 31, 2022 and 2021, respectively. The main ratios related to the services provided to these customers were:~~

~~• 57% of total are prepaid customers and 43% consist of postpaid customers as of December 31, 2022, compared to 59% and 41% respectively, as of December 31, 2021.~~

~~• Mobile internet services revenues represent 86% of Personal’s customer total services revenues as December 31, 2022, compared to 75% as of December 31, 2021.~~

~~The~~Personal’s ARPU amounted to P$1,102.6 as of December 31, 2022 (~~vs.~~compared to P$1,201.9 as of December 31, 2021)~~, representing an 8.7% decrease. The~~. This decrease was mainly explained by the fact that, as a consequence of the 94.8% inflation in Argentina, the Company (and other competitors in the ICT industry) was unable to increase its prices during 2022 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of December 31, 2022 included in ARPU amounted to P$282.5 and P$681.3 as of December 31, 2022 and 2021, respectively~~.~~). Such decrease was partially offset by an increase in the migration of customers from prepaid to postpaid services (which have a higher ARPU than prepaid customers). Additionally, the decrease in ARPU is also explained by the fact that we granted greater discounts to customers in order to maintain the customer base, considering the intense competition in the market.

~~• The average churn rate per month amounted to 2.3% in December 2022 (vs. 1.5% average in December 2021).~~

~~Regarding infrastructure, the Company continued to enhance the mobile Internet experience of its customers through the deployment of its 4G and 4G+ network throughout the country, reaching more than 14.8 million customers with 4G devices. The traffic carried by 4G technologies during 2022 corresponds to 95% of the total traffic. Telecom continued with the expansion of 5G to support the growth of the mobile Internet and the improvement in the quality of service along with the launch of new Value Added Services.~~

Personal’s mobile customers amounted to 20.2 million and 20.1 million as of December 31, 2022 and 2021, respectively. Out of the total mobile customers as of December 31, 2022, 57% were prepaid customers and 43% were postpaid customers, whereas as of December 31, 2021, 59% were prepaid customers and 41% were postpaid customers. The increase in 2022 was mainly explained by our commercial efforts to maintain and attract new customers to our services in a scenario of intense competition between the different market participants. Additionally, the average churn rate per month amounted to 2.3% in December 2022 (compared to a 1.5% average in December 2021).

~~Telecom has been preparing to receive 5G technology by expanding the coverage, availability and capacity of the network through a technological reconversion and continuing the deployment of 4G. In 2022, 143 sites with 5G DSS mobile antennas were enabled in Buenos Aires, Rosario, the Atlantic Coast, Córdoba, Santa Fe, Corrientes, Posadas and Paraná.~~

ARPU of Mobile Services in Argentina

A monthly operational measure used in the mobile services is ARPU, which we calculate by dividing adjusted total service revenues —excluding out collect wholesale roaming, cell site rental and reconnection fee revenues and others— (divided by 12 months) by the average number of subscribers during the period. ARPU is not a measure calculated in accordance with IFRS and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Personal’s ARPU calculations presented in this Annual Report. Management believes that this measure is helpful in assessing the development of the subscriber base of mobile services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 2022:

Year ended December 31, 2022
(P$ million)
Total Mobile service revenues	268,035
Components of service revenues not included in the ARPU calculation: Outcollect wholesale roaming, cell sites rental, Reconnection fees and others	(2,144)
Adjusted total service revenues included in the ARPU calculation	265,891
Average number of subscribers during the year (thousands)	20,097

Mobile services revenues generated in Paraguay amounted to P$25,077 million in 2022 (vs. P$32,546 million in 2021, representing a 22.9% decrease). The decrease was mainly due to ~~the~~a 28% decrease in Núcleo’s ARPU ~~and the customer base~~, partially offset by the appreciation of the Guaraní against the Argentine Peso. ~~The main ratios related to mobile services in Paraguay as of December 31, 2022 were:~~

Núcleo’s ARPU amounted to P$893.3 as of December 31, 2022 (vs. P$1,239.9 as of December 31, 2021), representing a 28% decrease. The decrease in ARPU was mainly due to the fact that we granted greater discounts to customers in order to maintain the customer base, considering the intense competition and the widespread use of fixed internet, which was partially offset by an increase in the migration of customers from prepaid to postpaid services (which have a higher ARPU than prepaid customers).

~~•~~ Núcleo’s ~~subscriber~~customer base rema~~ch~~ined stable amounting to 2.3 million customers as of December 31, 2022~~;~~

~~•~~ . Out ~~approximately 79%~~ of the total ~~of~~mobile customers ~~consisted of prepaid customers, and 21% consist of postpaid customers,~~ as of December 31, 2022~~; while approximately 82% of the total of customers consisted of~~, 79% were prepaid customers~~,~~  and ~~18% consisted of~~21% were postpaid customers, whereas as of December 31, 2021~~;~~

, 82% were prepaid customers, and 18% were postpaid customers. Additionally, ~~ARPU amounted to P$893.3 as of December 31, 2022 (vs. P$1,239.9 as of December 31, 2021), representing a 28%; and~~

the average churn rate per month amounted to 3.3% in 2022 and 2021.

Internet Services

Internet services revenues amounted to P$161,740 million in 2022 (equivalent to 23.8% of total consolidated services revenues), decreasing P$15,070 million or 8.5% as compared to P$176,810 million in 2021~~, mainly due to the decrease in the Broadband Internet access ARPU of 9.3%, which reached P$3,052.4 in 2022 as compared to P$3,364.3 in 2021~~. The effect generated by the restatement in current currency as of December 31, 2022 included in ~~ARPU~~internet services revenues amounted to P$~~798.3~~42,687 million and P$~~1,912 as of December 31,~~100,462 million in 2022 and 2021, respectively.

The decrease in internet services revenues in 2022 was mainly due to the decrease in the Broadband Internet access ARPU of 9.3% and in the customer base of 3.1%.

The ARPU reached P$3,052.4 in 2022 as compared to P$3,364.3 in 2021. This decrease in ARPU is mainly explained by the fact that, as a consequence of the 94.8% inflation in Argentina, the Company (and other competitors in the ICT industry) was unable to increase its prices during 2022 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of December 31, 2022 included in ARPU amounted to P$798.3 and P$1,912 as of December 31, 2022 and 2021, respectively). The decrease is also explained by the discounts granted by the Company to maintain its customer base due to the intense competition in the market.

The customer base in 2022 amounted to 4.1 million ~~subscribers, remaining approximately at the same level as 2021. Internet services~~compared to 4.2 million in 2021. The decrease in the customer base was mainly due to the intense competition between the different market participants. The decrease is further explained by a decrease in accesses in our xDSL (total digital subscriber line) network, which have overall lower average connection speeds than our HFC and FTTH network accesses, where we have observed growth. Additionally, the churn rate per month amounted to 1.6% and 1.5% ~~as of December 31,~~in 2022 and 2021, respectively.

In connection with initiatives to continue developing the experience of fixed internet service customers, ~~during~~towards the end of 2022~~,~~ Personal ~~announced that it~~ doubled the internet speed to all of its residential customers (with HFC, FTTH technology), going from 50 Mb to 100 Mb, from 100 Mb to 300 Mb and from 300 Mb to 500 Mb~~, and the lowest speeds went to 50 Mb~~. This process was carried out free of charge, without any additional management by customers. More than three million customers received an increase in the speed of their contracted service without modifying their commercial conditions.

As a consequence, customers ~~Customers~~ with a service of 100 Mb or higher ~~represented 79% and 32% of the total customer base as of December 31, 2022 and 2021, respectively. Within this range there are customers who have plans of 100 Mb or higher, that~~ as of December 31, 2022 amounted to 3.3 million, an increase of 140.9% as a whole compared to 2021.

As ~~The effect generated by the restatement in current currency~~of December 31, 2022, these customers represented 79% of our total customer base, whereas as of December 31, ~~2022 included in internet services revenues amounted to P$42,687 million and P$100,462 million in 2022 and 2021, respectively~~2021 they represented 32%.

ARPU of Internet Services in Argentina

A monthly operational measure used in the internet services is ARPU, which we calculate by dividing adjusted total service revenues - excluding connection and rehabilitation fees revenues and others - (divided by 12 months) by the average number of subscribers during the period. ARPU is not a measure calculated in accordance with IFRS and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Internet’s ARPU calculations presented in this Annual Report. Management believes that this measure is helpful in assessing the development of the subscriber base of Internet services. The following table shows the reconciliation of total service revenues to such revenues included in the ARPU calculations of 2022:

Year ended December 31, 2022
(P$ million)
Total Internet service revenues	154,671
Components of service revenues not included in the ARPU calculation	326
Adjusted total service revenues included in the ARPU calculation	154,997
Average number of subscribers during the year (thousands)	4,223

Cable Television Services

Cable television service revenues amounted to P$130,904 million in 2022 (equivalent to 19.2% of total consolidated services revenues), decreasing P$29,898 million or 18.6% as compared to revenues in 2021. The effect generated by the restatement in current currency as of December 31, ~~2021. The decrease was mainly due to lower ARPU, which~~ 2022, included in cable television services revenues, amounted to P$34,344 million and P$91,620 million in 2022 and 2021, respectively.

The decrease in Cable television service revenues in 2022 was mainly due to the decrease in ARPU, a 18% decrease compared to 2021, and a 2.3% decrease in the customer base compared to 2021.

The ARPU amounted to P$3,006.9 as of December 31, 2022~~, decreasing 18% as~~ compared to an ARPU of P$3,668.3 as of December 31, 2021. The decreased is mainly explained since inflation during 2022 amounted to 94.8%, the Company (and other competitors in the ICT industry) was unable to increase its prices during 2022 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of December 31, 2022 included in ARPU amounts to P$801.6 and P$2,091.8 as of December 31, 2022 and 2021, respectively~~.~~). ARPU was also affected by changes in customer consumption trends, which showed an increase in streaming and OTT services compared to 2021, partially offset by the migration from a basic service to Premium or Flow services (where ARPUs are higher than in basic services).

~~The effect generated by the restatement in current currency as of December 31, 2022 included in cable television services revenues amounted to P$34,344 million and P$91,620 million in 2022 and 2021, respectively.~~

As of December 31, 2022, the ~~subscriber~~customer base in Argentina ~~remained stable~~ amount~~ing~~ed to 3.5 million customers~~, of which 1.3 million are subscribed to Flow. The monthly~~ compared to 3.6 million customers in 2021. This decrease is mainly due to the economic situation in Argentina and the changes in customers’ consumption trends as mentioned above. However, our Flow platform continues to show a good performance, and during 2022, Flow’s customer base reached 1.3 million increasing by 15% compared to the same period in 2021. Additionally, the average churn rate per month amounted to 1.3% and 1.1% ~~as of December 31,~~in 2022 and 2021, respectively.

~~Flow continue evolving with new facilities, innovative and quality content based on alliances with renowned national and international production companies as Disney+, Paramount+, Star+, Netflix, Prime Video and HBO, making Flow the lead entertainment comprehensive platform in Argentina. The services provided by Flow include TV, series, films and documentaries on demand and exclusive co-productions, as well as music and gaming. In addition, the consolidation of Esports as a locally consumed entertainment platform continued and will continue to grow as customer needs evolve.~~

~~As part of the technological development of the Flow platform, the Integrated Services Digital Broadcasting (ISDBT) solution has gradually become available to analog pay-TV customers. This new solution allows customers to have a digital service through their traditional cable connection without the need for a set-top box. The deployment began in the cities of Neuquén, La Plata, Córdoba and Mar del Plata and was extended to the City of Buenos Aires and some localities in the province of Buenos Aires.~~

~~Additionally, as part of the ongoing update of devices, Flow commercially presented a new self-installable set-top box with distinctive surround sound properties and compatibility with Google Assistant, integrated Chromecast, 4K resolution, HDR and Dolby Vision, among others.~~

~~During 2022 the new Flow Flex service was launched, a flexible pay TV proposal that allows customers to subscribe to the Flow service for a specific period of time, with packages of 3, 7, 15 and 30 days.~~

ARPU of Cable Television Services of Telecom Argentina

An important monthly operational measure used in the Cable Television services is ARPU, which we calculate by dividing adjusted total service revenues - excluding connection and administration fees, advertising services and others - (divided by 12 months) by the average number of subscribers during the period. ARPU is not a measure calculated in accordance with IFRS and our measure of ARPU may not be calculated in the same manner as similarly titled measures used by other companies. In particular, certain components of service revenues are excluded from Cable Television’s ARPU calculations presented in this Annual Report. Management believes that this measure is helpful in assessing the development of the subscriber base of cable television services. The following table shows the reconciliation of total cable television service revenues to such revenues included in the ARPU calculations of 2022:

Year ended December 31, 2022
(P$ million)
Total Cable television service revenues	119,279
Components of service revenues not included in the ARPU calculation: Connection and Reconnection fees and others	(521)
Adjusted total service revenues included in the ARPU calculation	118,758
Average number of subscribers during the year (thousands)	3,291

Fixed and Data Services

Revenues generated by fixed and data services amounted to P$89,023 million in 2022 (~~equivalent to~~representing 13.1% of our total consolidated services revenues), decreasing P$25,769 million or 22.4% as compared to P$114,792 million in 2021. The effect generated by the restatement in current currency as of December 31, 2022 included in fixed and data services revenues amounted to P$23,719 million and P$65,471 million in 2022 and 2021, respectively.

The decrease in fixed and data services in 2022 was mainly due to a decrease in ARPU, decreasing 4.6% as compared to 2021, and a decrease in the customer base of 21% compared to 2021.

The ARPU of fixed telephony services in Argentina decreased to P$1,445 in 2022 from P$1,513.9 in 2021. ~~The~~This decrease is mainly explained because, as a consequence of the 94.8% inflation in Argentina during 2022 the Company (and other competitors in the ICT industry) was unable to increase its prices during 2022 to the same extent as the increase in inflation (the effect generated by the restatement in current currency as of December 31, 2022 included in ARPU amounts to P$441.4 and P$867.7 as of December 31, 2022 and 2021, respectively).

~~The B2B segment developed new solutions to help companies to boost their business and continue to evolve digital transformation in this new context.~~

The customer base amounted to 1.9 million in 2022, compared to 2.4 million in 2021. The customer base decreased mainly due to changes in consumption behaviour of customers.

~~Additionally, the new security solution “Strengthening users” has been developed in the current year, which aims to reduce the risks of cybersecurity attacks on companies. This solution is intended to raise awareness of computer security, while measuring and analyzing the results to reduce the risks to which network users are exposed.~~

~~During 2022, the B2B segment launched a new comprehensive communication campaign for its Cloud segment. The campaign reflects the Company’s ongoing support to companies involved in the digital transformation process, assisting them in the evolution and growth of their e-commerce, logistics and stock movement platforms, among other services. In addition, Telecom reaffirmed its alliance with the Argentine Software Industry Chamber (CESSI) to work with the more than 1,800 member companies as technology advisors and support them in their digital transformation and evolution processes.~~

Comment 3: Liquidity and Capital Resources, Sources and Uses of Funds, page 94

3. You state that the cash flows provided by operating activities decreased in 2022 "due to lower revenues partially offset by the decrease in operating costs (without depreciation, amortization and impairment of fixed assets)." In future filings please expand your discussion to include both a quantitative and qualitative description of the reasons underlying material changes. We refer to guidance in Item 5 of Form 20-F. Provide us with your proposed future disclosure.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that, in future filings, it will expand its discussion to include both a quantitative and qualitative description of the reasons underlying material changes related to operating cash flows. Below is the proposed disclosure that the Company will include in its future filings on Form 20-F (page 95 of the 2022 Form 20-F):

Cash provided by operating activities were P$214,024 million, P$253,300 million and P$293,882 million in 2022, 2021 and 2020, respectively.

~~The decrease in 2022 was mainly due to lower revenues partially offset by the decrease in operating cost (without depreciation, amortization and impairment of fixed assets).~~

Net cash provided by operating activities decreased P$39,276 million, or 16% in 2022 compared to 2021, primarily due to (i) a P$40,139 million increase in net loss, adjusted for non-cash income and expense, and (ii) a P$5,706 million increase in cash outflows used to pay income tax, which was partially offset by a P$6,569 million decrease in net cash outflows in connection with changes in our assets and liabilities. Such decrease in net cash outflows was primarily due to a decrease in the amounts paid to suppliers because of our ability to pay suppliers in longer periods of time (on average) as part of our financing strategy, which was partially offset by an increase in the use of cash for acquisition of inventories and an increase in other receivables.

Comment 4: Note 1 - Description of Business and Basis of Preparation of the Consolidated Financial Statements b) Segment information, page F-16

4. On page 83, you disclose Adjusted EBITDA by service and Adjusted EBITDA by sale of equipment. However, your segment footnote does not show Adjusted EBITDA by service revenue and Adjusted EBITDA by sale of equipment. Since Adjusted EBITDA appears to be discrete financial information, tell us your consideration as to whether service and product sales represent two separate reportable segments.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that the chief operations decision maker (“CODM”) is not regularly provided with, and does not review or use, Adjusted EBITDA by service and by sale of equipment. Accordingly, the Company concluded that services and equipment did not meet the definition of an operating segment based on paragraph 5(b) of IFRS 8. These metrics related to services and equipment were included in the annual report on Form 20-F to facilitate management’s discussion of the annual results.

Comment 5: Note 3 - Significant Accounting Policies d.4) Consolidation of structured entities, page F-32

5. With regard to your consolidated structured entities, please expand your disclosure to provide all the information noted in paragraphs 7 and 10 of IFRS 12.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that in connection with the disclosure of consolidated structured entities required by paragraphs 7 and 10 of IFRS 12, the Company has included minimum disclosures in its financial statements, since these structured entities are not material under the guidelines of IAS 1.7. To evaluate materiality, the Company has considered quantitative factors (individually and as a whole), such as the magnitude of the representative values of the Total Assets, Revenues and Net Income of the structured entities, which, as a whole represented 0.4%, 1.3% and 0.3% of Telecom’s Total Consolidated Assets, Consolidated Revenues and Consolidated Net Loss, as of and for the year ended December 31, 2022, respectively. In relation to the magnitude of the representative values of cash flows provided by operating activities, cash flows used in investing activities and cash flows used in financing activities of all the structured entities as a whole, they represented 0.9%, 0.4% and 0.0%, over Telecom's consolidated cash flows provided by operating activities, consolidated cash flows used in investing activities and consolidated cash flows used in financing activities during 2022, respectively. In addition, the Company reviewed qualitative factors without finding any of them material. For this qualitative assessment, the Company considered the lack of existence of (i) significant commitments or warranties (ii) uncommon, or non-standard, features of a transaction or other event or condition, (iii) unexpected variation or unexpected changes in trends, or (iv) changes in the context in which the entities operate.

The Company supplementally advises the Staff of the amounts considered by Management to assess materiality:

P$ Million
Total Consolidated Assets of Telecom	1,728,973
Total Assets of Structured entities	6,881
As % of Total Consolidated Assets of Telecom	0.4%

P$ Million
Consolidated Revenues of Telecom	729,182
Revenues of Structured entities	9,388
As % of Consolidated Revenues of Telecom	1.3%

P$ Million
Consolidated Net Loss of Telecom (*)	205,640
Net Income of Structured entities (*)	602
As % of Consolidated Net Loss of Telecom	0.3%

*In absolute values

P$ Million
Total Consolidated cash flows provided by operating activities of Telecom	214,024
Total cash flows provided by operating activities of Structured entities	1,923
As % of Total Consolidated cash flows provided by operating activities of Telecom	0.9%

P$ Million
Total Consolidated cash flows used in investing activities of Telecom	(165,866)
Total Consolidated cash flows used in investing activities of Structured entities	(636)
As % of Total Consolidated cash flows used in investing activities of Telecom	0.4%

P$ Million
Total Consolidated cash flows used in financing activities of Telecom	(45,799)
Total cash flows used in financing activities of Structured entities	-
As % of Total Consolidated cash flows used in financing activities of Telecom	0.0%

Comment 6: Note 4 - Cash and Cash Equivalents and Investments, Financial position information, page F-50

6. With regard to your ownership of TSMA you state, "despite owning a percentage higher than a 50% of interest, the Company does not have the control in accordance with the requirements of IFRS." Please disclose the significant judgements and assumptions made in determining that you do not control TSMA and advise us. We refer to guidance in paragraphs 7 and 9 of IFRS 12.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that in connection with the disclosure in its financial statements with respect to its ownership interest in TSMA pursuant to paragraphs 7 and 9 of IFRS 12, the Company has decided to make minimum disclosures in its financial statements, since TSMA is not material under the guidelines of IAS 1.7. To evaluate materiality, the Company has considered quantitative factors, such as the magnitude of the representative values of TMSA’s Total Assets, Revenues and Net Income, which represented 0.3%, 0.4% and 0.3% of Telecom’s Total Consolidated Assets, Consolidated Revenues and Consolidated Net Loss as of and for the year ended December 31, 2022, respectively. In addition, the Company reviewed qualitative factors without finding any of them material. For this qualitative assessment, the Company considered the lack of existence of (i) significant commitments or warranties (ii) uncommon, or non-standard, features of a transaction or other event or condition, (iii) unexpected variation or unexpected changes in trends, or (iv) changes in the context in which the entities operate.

Notwithstanding the foregoing, based on the definition of “control” under paragraphs 6 and 7 of IFRS 10, please find below our criteria used to conclude that Telecom does not control TSMA:

•     The Company holds 50.1% of the voting rights of TSMA, while the other shareholder holds the remaining 49.9%. The parties signed a shareholder’s agreement (“Agreement”) that establishes, among other things, the rights and obligations of both parties in relation to their participation in such company. Pursuant to the Agreement, the other shareholder operates and manages the business, and Telecom mainly provides advise on commercial issues.

•     Although the Company has 50.1% of the voting rights and is exposed, or has rights, to variable returns from its involvement with the TSMA’s business, based on its participation (IFRS 10.7.b), Telecom does not have the ability to affect those returns through its power over the investee (IFRS 10.7.c), as its decision-making power is limited by the Agreement (the other shareholder is the one who operates and manages the business). In light of the foregoing, the Company has concluded that it has significant influence over TSMA and therefore classifies its participation as “Investment in associates.”

The Company supplementally advises the Staff of the amounts considered by Management to assess materiality:

P$ Million
Total Consolidated Assets of Telecom	1,728,973
Total Assets of TSMA	4,548
As % of Total Consolidated Assets of Telecom	0.3%

P$ Million
Consolidated Revenues of Telecom	729,182
Revenues of TSMA	2,812
As % of Consolidated Revenues of Telecom	0.4%

P$ Million
Consolidated Net Loss of Telecom (*)	205,640
Net Income of TSMA (*)	593
As % of Consolidated Net Loss of Telecom	0.3%
*In absolute values

* * * * *

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at GBlasi@teco.com.ar or our U.S. counsel at Cleary Gottlieb Steen & Hamilton LLP, Adam Brenneman at +1 212 225 2704 or abrenneman@cgsh.com, and Emilio Minvielle at 212 225 2216 or eminvielle@cgsh.com.

Sincerely,

Telecom Argentina S.A.

By:	/s/ Gabriel Blasi
Name: Gabriel Blasi
Title: Chief Financial Officer

cc: Cleary Gottlieb Steen & Hamilton LLP
Juan G. Giráldez Adam J. Brenneman
Emilio Minvielle